Exhibit 99.1

MiX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the Company”)

MiX TELEMATICS TO PRESENT AT THE WILLIAM BLAIR & CO. 39TH ANNUAL GROWTH STOCK CONFERENCE

Midrand, South Africa, (May 23, 2019) – MiX Telematics Limited (NYSE: MIXT and JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (“SaaS”), announced that its Chief Executive Officer, Stefan Joselowitz, will present at the William Blair & Co. 39th Annual Growth Stock conference in Chicago.

MiX Telematics’ presentation is scheduled for Thursday, June 6, 2019 at 1:20 p.m. Eastern Time (7:20 p.m. South Africa Time) and will be webcast live. An archive of the presentation will be available for a limited time on the “Investors” page of the Company’s website (www.mixtelematics.com).

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to more than 750,000 subscribers in over 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for efficiency, safety, compliance and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and on the New York Stock Exchange (NYSE: MIXT). For more information, visit www.mixtelematics.com.

Investor Contact:

Brian Denyeau
ICR for MiX Telematics
ir@mixtelematics.com
+1-855-564-9835

May 23, 2019

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